SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

SCHEDULE TO

Amendment No. 2

(Rule 13e-4)

TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

American Financial Realty Trust

(Name of Issuer)

American Financial Realty Trust

(Name of Filing Person (Offeror and Issuer))

4.375% Convertible Senior Notes due 2024

(Title of Class of Securities)

02607PAB3

(CUSIP Number of Class of Securities)

Edward J. Matey Jr., Esq.

American Financial Realty Trust

610 Old York Road, Suite 300,

Jenkintown, Pennsylvania 19046

(212) 887-2280

(Name, Address and Telephone No. of Person Authorized to Receive Notices and Communications on
Behalf of the Filing Person)

With a copy to:

Larry P. Medvinsky, Esq. Karl A. Roessner, Esq. Clifford Chance US LLP 31 West 52nd Street New York, New York 10019 (212) 878-8000	Craig M. Wasserman, Esq. Stephanie J. Seligman, Esq. Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 (212) 403-1000	James W. McKenzie, Jr., Esq. Justin W. Chairman, Esq. Morgan, Lewis & Bockius LLP 1701 Market Street Philadelphia, Pennsylvania 19103 (215) 963-5000

Calculation of Filing Fee
Transaction Valuation		Amount of Filing Fee
$454,156,250 (a)		$17,848.34 (b)

(a)

The transaction value shown is only for the purpose of calculating the filing fee. The amount shown assumes that $450,000,000 aggregate principal amount of the 4.375% Convertible Senior Notes due 2024 (the “Notes”) are purchased at a price of $1,000.00 per $1,000 principal amount plus accrued and unpaid interest up to, but not including, the payment date.

(b)

The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, and the Fee Rate Advisory No. 6 for fiscal year 2008, equals $39.30 per million of transaction value.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form of Schedule and the date of its filing.

Amount Previously Paid:	$17,848.34	Filing Party:	American Financial Realty Trust

Form or Registration No.:	SC TO-I File No. 5-79643	Date Filed:	March 3, 2008

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT

                This Amendment No. 2 (this “Amendment No. 2”) to the Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO filed by American Financial Realty Trust, a Maryland real estate investment trust (the “Company”), with the Securities and Exchange Commission on March 3, 2008, as amended by Amendment No. 1 to the Tender Offer Statement on Schedule TO filed by the Company on March 12, 2008 (as amended, the “Schedule TO”) in connection with the offer (the “Offer”) by the Company to purchase for cash any and all of the Company’s 4.375% Convertible Senior Notes due 2024 (the “Notes”) upon the terms and subject to the conditions set forth in the Offer to Purchase dated as of March 3, 2008 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and the related letter of transmittal (the “Letter of Transmittal”).  Items not amended remain unchanged, and capitalized terms used herein and not otherwise defined have the respective meanings ascribed thereto in the Offer to Purchase.

                As permitted by General Instruction F to Schedule TO, the information set forth in the Schedule TO, as amended by this Amendment No. 2, including all appendices, schedules, exhibits and annexes thereto that were previously filed with the Schedule TO, is hereby expressly incorporated by reference herein in response to Items 1 through 13 of this Amendment No. 2 as set forth herein. You should read this Amendment No. 2 together with the Schedule TO filed on March 3, 2008 and Amendment No. 1 thereto filed on March 12, 2008.

                The Introductory Statement of the Schedule TO is hereby amended and supplemented by adding the following language:

“The Expiration Date has been extended from 12:00 midnight, New York City time, on March 28, 2008, until 5:00 p.m., New York City time, on April 1, 2008, unless otherwise terminated or further extended.”

ITEM 1.                  Summary Term Sheet

                Item 1 of the Schedule TO, which incorporates by reference the information set forth in the Offer to Purchase under “Summary” is hereby amended and supplemented by adding the following language:

“The Expiration Date has been extended from 12:00 midnight, New York City time, on March 28, 2008, until 5:00 p.m., New York City time, on April 1, 2008, unless otherwise terminated or further extended.”

ITEM 4.                  Terms of the Transaction

                (a) Material Terms. Item 4 of the Schedule TO, which incorporates by reference, among other things, the information set forth in the Offer to Purchase under “Summary” and “The Offer” is hereby amended and supplemented by adding the following language:

“The Expiration Date has been extended from 12:00 midnight, New York City time, on March 28, 2008, until 5:00 p.m., New York City time, on April 1, 2008, unless otherwise terminated or further extended.”

ITEM 12.                Exhibits

                Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(5)(ii) Press Release issued by the Company on March 28, 2008.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 28, 2008

AMERICAN FINANCIAL REALTY TRUST

By:	/s/ David J. Nettina
Name:	David J. Nettina
Title:	President and Chief Financial Officer

EXHIBIT INDEX

Exhibit

(a)(1)(i)	Offer to Purchase dated March 3, 2008.*
(a)(1)(ii)	Form of Letter of Transmittal.*
(a)(1)(iii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(iv)	Letter to Clients.*
(a)(5)	Press Release issued by the Company on March 3, 2008.*
(a)(5)(ii)	Press Release issued by the Company on March 28, 2008.**
(b)	Not applicable.
(d)(1)	The Company’s Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on January 7, 2008.*

(g)	Not applicable.
(h)	Not applicable.

* Previously filed.

**Filed herewith.